SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







RYANAIR'S CUSTOMER SERVICE STATISTICS FOR AUGUST 2004.

Ryanair, Europe's No.1 low fares airline, today (Monday, 6th September 2004) released its customer service statistics for August 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -90% of all Ryanair's 16,247 flights during August arrived on time.

   -Ryanair is the No.1 on-time airline beating Easyjet every week in 2003 and 35 weeks into 2004.

   -Complaints registered at less than 1 (0.39) complaint per 1000 passengers.

   -Mislaid baggage registered at less than 1 (0.78) mislaid bag per 1000 passengers.

       CUSTOMER SERVICE STATISTICS AUGUST              2003       2004

On-time flights*                                      92.04%      90.0%

Complaints per 1 000 pax                               0.39       0.39

Baggage complaints per 1 000 pax                       0.72       0.78

Complaints answered with 7 days                         100%       100%

*Verified by the CAA 3 months in arrears

Ends.                          Monday, 6th September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300

Ryanair monthly statistics compared with the Association of European Airlines follows:

Ryanair Monthly Statistics - Compared with Association of European Airlines The recently published on time statistics by the Association of European Airlines for the month of July 04 again prove that Ryanair is the No.1 on-time major airline in Europe again.


Ryanair No. 1 on time major airline in Europe

Airline                                           Ranking           %

Ryanair                                              1            92.0

SAS                                                  5            87.8

Lufthansa                                            4            85.9

Alitalia                                             2            84.5

Air France                                           3            82.9

Austrian                                             7            79.4

Easyjet                                              6            77.0

British Airways                                      8            73.6

        % Flights arriving within 15 minutes of scheduled time

Major airlines for fewest lost bags*

Airline              Ranking         Baggage Lost Per 1000 Passengers

Ryanair                 1                          0.78

Air France              4                          14.9

Austrian                5                          15.1

SAS                     3                          15.6

Lufthansa               6                          15.8

Alitalia                2                          17.0

British Airways         7                          22.3

EasyJet                           Refuse to Publish

Major airline for fewest cancellations*

Airline                 Ranking             % flights completed

Ryanair                    1                         99.8%

SAS                        7                         99.6%

Austrian                   3                         99.3%

Alitalia                   4                         99.3%

Lufthansa                  2                         99.2%

British Airways            5                         99.2%

Air France                 6                         98.6%

Easyjet                              Refuse to Publish


*Source: Ryanair monthly statistics compared to Association of European Airlines

- July 04

Punctuality statisticsverified by the CAA 3 months in arrears


                    Ryanair/Easyjet Punctuality Comparisons

    Week Ending               Ryanair                 easyJet  Ryanair Position

    1    04-Jan                 90%                     73%          1

    2    12-Jan                 91%                     80%          1

    3    19-Jan                 95%                     84%          1

    4    26-Jan                 95%                     89%          1

    5    01-Feb                 85%                     64%          1

    6    08-Feb                 93%                     81%          1

    7    15-Feb                 95%                     84%          1

    8    22-Feb                 91%                     84%          1

    9    29-Feb                 89%                     69%          1

   10    07-Mar                 93%                     80%          1

   11    14-Mar                 93%                     80%          1

   12    21-Mar                 92%                     82%          1

   13    28-Mar                 95%                     88%          1

   14    04-Apr                 94%                     87%          1

   15    11-Apr                 93%                     88%          1

   16    18-Apr                 95%                     85%          1

   17    25-Apr                 96%                     92%          1

   18    2-May                  94%                     85%          1

   19    9-May                  93%                     81%          1

   20    16-May                 95%                     84%          1

   21    23-May                 94%                     87%          1

   22    30 - May               94%                     86%          1

   23    6 - June               80%                     79%          1

   24    13 - June              91%                     85%          1

   25    20 - June              96%                     86%          1

   26    27 - June              93%                     75%          1

   27    4 - July               93%                     77%          1

   28    11- July               91%                     74%          1

   29    18 - July              94%                     79%          1

   30    25 - July              89%                     78%          1

   31    1st - August           92%                     78%          1

   32    8 - August             88%                     74%          1

   33    15 - August            86%                     75%          1

   34    22 - August            91%                     79%          1

   35    29 - August            91%                     82%          1

                   Source:www.ryanair.com and Easyjet website
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 September, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director